Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 17 DATED FEBRUARY 24, 2023

TO THE PROSPECTUS DATED APRIL 18, 2022

We are providing this Supplement No. 17 to you in order to supplement our prospectus dated April 18, 2022 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares. On February 24, 2023, the Company’s Board of Directors (the “Board”) approved and adopted a Fourth Amended and Restated Share Repurchase Program (the “Plan”). The updated Plan removes the limitation that, unless our Board determined otherwise, the total amount of repurchases for any given quarter under our share repurchase plan would not exceed the aggregate amount of proceeds from our distribution reinvestment plan during such quarter. The new Plan will apply with respect to share repurchase requests for the repurchase date of March 31, 2023.

The purpose of this supplement is to disclose the following:

•	to disclose an update to the Prospectus Summary;
•	to disclose an update to the Risk Factors;
•	to disclose an update to the Summary of our LLC Agreement; and
•	to disclose an update to the Share Repurchase Program Section.

Prospectus Summary

The following disclosure supersedes and replaces the disclosure under the section entitled “Q: If you buy shares in this offering, how may you later sell them?” which appears on page 13 of the Prospectus and is contained within the section “Prospectus Summary” Section.

Q:	If you buy shares in this offering, how may you later sell them?
A:	We do not intend to list any of our shares on any exchange or include them in any national quotation system and do not expect a public market to develop for our shares in the foreseeable future. Because of the lack of a trading market for our shares, shareholders may not be able to sell their shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.

We have adopted a share repurchase program to conduct quarterly share repurchases, but only a limited number of shares are eligible for repurchase. The aggregate amount of funds under our share repurchase program will be determined on a quarterly basis in the sole discretion of our board of directors. At the discretion of our board of directors, we may use cash on hand, including offering proceeds, cash available from borrowings, and cash from the sale of assets as of the end of the applicable period to repurchase shares. Our share repurchase program also limits the total amount of aggregate repurchases of Class A, Class FA, Class T, Class D, Class S and Class I shares to up to 2.5% of our aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of our aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of our trailing four quarters). The timing, amount and terms of our share repurchase program will include certain restrictions intended to ensure our ability to qualify as a partnership for U.S. federal income tax purposes. Our board of directors may amend or suspend the share repurchase program upon 30 days’ prior notice to our shareholders. The repurchase price for your shares through the share repurchase program will generally be based on our most recently determined and published net asset value, and will not be based on any public trading market. To the extent the repurchase price for the applicable quarter is not made available by the tenth business day prior to the repurchase date, we may, in our sole discretion, extend the repurchase date into the immediately subsequent month to ensure such notice period is satisfied. Otherwise, no repurchase requests will be accepted for such quarter and shareholders who wish to have their shares repurchased the following quarter must resubmit their repurchase requests. All shares purchased by us pursuant to the terms of each repurchase will be retired and thereafter will be authorized and unissued shares. See “Share Repurchase Program.”

Risk Factors

The following disclosure supersedes and replaces the risk factor entitled “Risks Related to this Offering and Our Shares— The shares sold in this offering, our initial public offering and any of our private offerings will not be listed on an exchange or quoted through a national quotation system for the foreseeable future, if ever. Therefore, investors in this offering will have limited liquidity and may not receive a full return of their invested capital if investors sell their shares” which appears on page 18 of the Prospectus.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the future. The ability to transfer shares is limited. Pursuant to our LLC Agreement, we have the discretion under certain circumstances to prohibit transfers of shares, or to refuse to consent to the admission of a transferee as a shareholder. See “Summary of Our LLC Agreement—Transfer of Our Shares—Restrictions on the Transfer of Shares and Withdrawal.” We have adopted a share repurchase program to conduct quarterly share repurchases but only a limited number of shares are eligible for repurchase. Moreover, investors should not rely on our share repurchase program as a method to sell shares promptly because our share repurchase program includes numerous restrictions that limit their ability to sell their shares to us, and our board of directors may amend or suspend our share repurchase program upon 30 days’ prior notice to our shareholders if in its reasonable judgment it deems such action to be in our best interest and the best interest of our shareholders, such as when repurchase requests would place an undue burden on our liquidity, adversely affect our operations, risk having an adverse impact on us that would outweigh the benefit of repurchasing our shares or risk our ability to qualify as a partnership for U.S. federal income tax purposes. Upon suspension of our share repurchase program, our share repurchase program requires our board of directors to consider at least quarterly whether the continued suspension of the plan is in our best interest and the best interest of our shareholders; however, we are not required to authorize the recommencement of the share repurchase program within any specified period of time. Our board of directors cannot terminate our share repurchase program absent a liquidity event or where otherwise required by law. In such an event, we will notify our shareholders of such developments in a current report on Form 8-K or in our annual or quarterly reports, which will be posted on our website, and will also provide a separate communication to our shareholders. At the discretion of our board of directors, we may use cash on hand, including offering proceeds, cash available from borrowings, and cash from the sale of assets as of the end of the applicable period to repurchase shares. Our share repurchase program also limits the total amount of aggregate repurchases of Class A, Class FA, Class T, Class D, Class I and Class S shares to up to 2.5% of our aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of our aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of our trailing four quarters). The timing, amount and terms of our share repurchase program will include certain restrictions intended to maintain our ability to qualify as a partnership for U.S. federal income tax purposes. Therefore, it will be difficult for investors to sell their shares promptly or at all. If investors are able to sell their shares, investors may only be able to sell them at a substantial discount for the price they paid. Investor suitability standards imposed by certain states may also make it more difficult to sell their shares to someone in those states. The shares should be purchased as a long-term investment only.

Our board of directors intends to contemplate a liquidity event for our shareholders on or before November 1, 2027 (which is within six years from the date we terminated our initial public offering); however, our board of directors is under no obligation to pursue or complete any particular liquidity event during this timeframe or otherwise. We expect that our board of directors, in the exercise of its fiduciary duty to our shareholders, will decide to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such an event is in the best interests of our shareholders. There can be no assurance that a suitable transaction will be available or that market conditions for a transaction will be favorable during that timeframe. A liquidity event could include, among other transactions: (i) a sale of all or substantially all of our assets, either on a complete portfolio basis or individually, followed by a liquidation; (ii) subject to an affirmative vote of a two-thirds (2/3) super-majority of our outstanding shares, a decision to continue as a perpetual-life company with a self-tender offer for a minimum of twenty-five percent (25%) of our outstanding shares; (iii) a merger or other transaction approved by our board of directors in which our shareholders will receive cash or shares of another publicly traded company; or (iv) a listing of our shares on a national securities exchange or a quotation through a national quotation system. However, there can be no assurance that we will complete a liquidity event within such time or at all.

If a liquidity event does not occur, shareholders may have to hold their shares for an extended period of time, or indefinitely. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, asset diversification and performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management requirements to become a perpetual life company and the potential for investor liquidity. Notwithstanding the shareholder approval requirement in connection with a determination to continue as a perpetual-life company as discussed above in (ii), nothing shall prevent our board of directors from exercising its fiduciary duty on behalf of our company and our shareholders, including any limitation on our board of directors to conduct self-tender offers or seek shareholder approval through multiple proxy attempts.

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Summary of Our LLC Agreement

The following disclosure supersedes and replaces the section “Summary of Our LLC Agreement— Limited Repurchase of Our Shares” which appears on page 149 of the Prospectus.

We have adopted a share repurchase program to conduct quarterly share repurchases, but only a limited number of shares are eligible for repurchase. The aggregate amount of funds under our share repurchase program will be determined on a quarterly basis in the sole discretion of our board of directors. At the discretion of our board of directors, we may use cash on hand, including offering proceeds, cash available from borrowings, and cash from the sale of assets as of the end of the applicable period to repurchase shares. Our share repurchase program also limits the total amount of aggregate repurchases of Class A, Class FA, Class T, Class D, Class I and Class S shares to up to 2.5% of our aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of our aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of our trailing four quarters). The timing, amount and terms of our share repurchase program includes certain restrictions intended to ensure our ability to qualify as a partnership for U.S. federal income tax purposes. See “Share Repurchase Program.”

Share Repurchase Program

The following disclosure supersedes and replaces the third paragraph under the section “Share Repurchase Program” which appears on page 172 of the Prospectus.

The aggregate amount of funds under our share repurchase program will be determined on a quarterly basis in the sole discretion of our board of directors. At the sole discretion of our board of directors, we may use cash on hand, including offering proceeds, cash available from borrowings and cash from the sale of assets as of the end of the applicable period to repurchase shares. You may request that we repurchase all or a portion of the shares that you own; provided, however, that the minimum number of shares presented for repurchase shall be at least 5% of your shares. Generally, we will pay repurchase proceeds within five business days following the repurchase date. Payment for repurchases will generally not be made on the same date as payment for any distribution.

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